

Pete Flaherty · 3rd

Research - Design - Build at R&D Labs

Minneapolis, Minnesota · 88 connections · **Contact info**

 **R&D Labs**

 **Indian Hills Commun College**

Experience



Research - Design - Build

R&D Labs · Self-employed

Nov 2018 – Present · 1 yr 7 mos

St. Louis Park, MN

A Multidisciplinary Research and Development Facility

Mission:

Improve the capacity and efficiency of energy production and consumption technologies including equipment for the agriculture, construction, recycling and transportation industries.

- Research
- Design   **…see mor**

   **R&D Labs**

Designer/Fabricator

 R&D Lab, Inc. · Self-employed

Jun 2004 – Nov 2018 · 14 yrs 6 mos

St. Louis Park, MN

- Collaborative work with Engineers, Industrial Designers developing

mechanical design/fabrication solutions.
- SolidWorks, Pro/Engineer 3D CAD Systems
- FeatureCAM 3D CAD/CAM Programming   **...see mor**

CNC Machinist/CAD/CAM Programmer
Precision Machine Rebuilding Inc. · Full-time
Jul 2003 – Aug 2004 · 1 yr 2 mos
Rogers, MN

- CAD/CAM Programming
one-off custom parts
- Plan, setup and operate
- 4 axis Horz. Boring Mill   **...see mor**



**Precision Machine
Rebuilding, Inc.**

Design / Fabrication
Fulcrum Machine Company · Self-employed
Apr 1994 – May 2003 · 9 yrs 2 mos
United States

Custom Machining company specializing in custom machine design, prototypes and working
models used for product development.

- Pro/Engineer CAD   **...see mor**

Machinist
Ramar Engineering · Full-time
Dec 1993 – Apr 1994 · 5 mos
St.Paul, MN

- Large Scale Custom Machining

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Education



Indian Hills Community College
Associate of Applied Science (A.A.S.), Machine Technology, G.P.A. 4.0
1984 – 1986

Coarse Studies:
- Safety
- Mathematics
- Metrology

- Machine Theory
- Mechanical Drafting
- Manual Machining
- G-Code Programming
- CNC Machining
- Layout and Inspection



Indian Hills Community College

General Studies and Humanities

1981 – 1982

World History
Government/Politics
American History
Psychology
Sociology
Art

Indian Hills Education Center

G.E.D.

1981 – 1981

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Volunteer Experience

Design Consultation

Confidential

Science and Technology

Skills & Endorsements

Machining · 13

Endorsed by **Brett Quinnell, who is highly skilled at this**

Machine Design · 4

Shawn Monitor and 3 connections have given endorsements for this skill

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Solid Modeling · 3

Chad Rardin and 2 connections have given endorsements for this skill

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